UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13D-1(b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(b)

Genenta Science S.p.A.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

36870W100
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)
☐	Rule 13d-1 (c)
☒	Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 36870W100	13GA	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	Pierluigi Paracchi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
			(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Italy
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,290,107
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		0
PERSON	7	SOLE DISPOSITIVE POWER

		2,290,107
	8	SHARED DISPOSITIVE POWER

		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,290,107
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	12.6%
12	TYPE OF REPORTING PERSON

	IN

* Based on 18,216,858 ordinary shares outstanding as of December 31, 2022.

CUSIP No. 36870W100	13GA	Page 3 of 4 Pages

Item 1(a).	Name of Issuer: Genenta Science S.p.A.

Item 1(b).	Address of Issuer’s Principal Executive Offices: Via Olgettina No. 58, 20132 Milan, Italy.

Item 2(a).	Name of Person Filing: Pierluigi Paracchi.

Item 2(b).	Address of Principal Business Office or if none, Residence: Via Olgettina No. 58, 20132 Milan, Italy.

Item 2(c).	Citizenship: Italy

Item 2(d).	Title of Class of Securities: Ordinary shares

Item 2(e).	CUSIP Number: 36870W100

Item 3.	Not Applicable

Item 4.	Ownership:

(a)	Amount Beneficially Owned: 2,290,107. Includes 14,591 American depository shares, each representing one ordinary share.

(b)	Percent of Class: 12.6%, based on 18,216,858 ordinary shares outstanding as of December 31, 2022.

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote: 2,290,107

	(ii)	shared power to vote or to direct the vote: 0

	(iii)	sole power to dispose or to direct the disposition of: 2,290,107

	(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certification: Not Applicable

CUSIP No. 36870W100	13GA	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2023

/s/ Pierluigi Paracchi
Pierluigi Paracchi